EXHIBIT 10.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File Numbers 33-86466, 33-88034, 333-01578, 333-06098, 333-9134, 333-11530, 333-91330 and 333- 109915) pertaining to the Aladdin Knowledge Systems Ltd.(“the “Company”) Share Option Plans, of our report dated 29 March, 2004 with respect to the Financial Statements of Aladdin Western Europe Ltd., included in the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003.

London, UK June 28, 2004	BLICK ROTHENBERG Chartered Accountants